April 17, 2025 Via Edgar

Christina Chalk

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Deep Track Capital LP

Dynavax Technologies Corporation

PREC14A filed April 7, 2025

Filed by Deep Track Technology Master Fund, Ltd. Et al.

SEC File No. 1-34207

Dear Ms. Chalk:

This letter is being submitted on behalf of Deep Track Capital LP and certain of its affiliates and the other persons named as participants in the above referenced materials filed on Schedule PREC14A on April 7, 2025 (such filing, the “Preliminary Proxy Statement”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated April 16, 2025 (the “Comment Letter”) with respect to the Preliminary Proxy Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have also included in each case the text of the applicable comment from the Comment Letter in italicized form below. Capitalized terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement.

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PREC14A filed April 7, 2025

Reasons for the Solicitation, page 13

1.

Refer to the second to last paragraph in this section on page 13 and the assertion that the Board “quickly adopt[ed] a Stockholder Rights Plan as soon as we disclosed our ownership of a significant stake in the Company.” However, it appears that Deep Track filed a beneficial ownership report regarding its holdings in Dynavax as early as 2023, while the Stockholder Rights Plan was not adopted until 2024. Please advise or revise.

Response:

We have revised the disclosure in the 4th paragraph on page 13 in response to the Staff’s comment.

2.	Refer to the allegation in the last paragraph in this section that the Company has lost credibility among the investment community. Please expand to explain the basis for this belief.

Response:

We have revised the disclosure beginning in the 6th paragraph on page 13 in response to the Staff’s comment.

Election of Directors—The Deep Track Nominees, page 14

3.

Please revise the biographical information for Donald Santel to cover his business experience for the past five years. Refer to Item 7(a) of Schedule 14A and Item 401(e) of Regulation S-K. In this regard, we note that you have not included disclosure regarding Mr. Santel’s principal occupations and employment, if any, from May 2015 until his appointment to the board of Tentarix Biotherapeutics in March 2022.

Response:

We have revised the disclosure in the 1st paragraph on page 17 in response to the Staff’s comment.

Voting and Voting Procedures, page 27

4.

Revise to explain the following statement: “We believe the best opportunity for all four of the Deep Track Nominees to be elected is by voting on the WHITE proxy card.” Given that both sides will be using a universal proxy card that will include the names of both sides’ nominees, it is not clear why using your card is a better means of ensuring the election of the Deep Track nominees.

Response:

We have revised the disclosure in the 5th paragraph on page 28 in response to the Staff’s comment.

What vote is required to elect the Deep Track Nominees?, page 28

5.

You state that the election of directors will be subject to a plurality voting standard, meaning that the nominees who receive the most “FOR” votes will be elected to the board of directors. You further note that “WITHHOLD” votes will not be counted as either votes for or against a director candidate. In this context, we are concerned that the following statement in the last sentence of this subsection may be confusing for shareholders: “Therefore, a proxy marked ‘WITHHOLD’ with respect to a specific nominee will result in such nominee receiving fewer ‘FOR’ votes.” Since (as you note) a “WITHHOLD” vote will not impact the outcome of the director election contest, revise to avoid confusing shareholders.

Response:

We have revised the disclosure in the 3rd paragraph on page 29 in response to the Staff’s comment.

Other Matters and Additional Information , page 34

6.

Refer to the disclosure in the second from the last paragraph on page 34. The second sentence in that paragraph refers to only two matters to be voted on at the meeting: the director election proposal and the bylaw proposal. However, the body of your proxy statement states that five matters will be considered at the 2025 Annual Meeting. Please revise or advise.

Response:

We have revised the disclosure in the 6th paragraph on page 35 in response to the Staff’s comment.

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We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 763-1818 or by email at richard.brand@whitecase.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard Brand

Richard Brand

cc:	Michelle Rutta, White & Case LLP

David Kroin, Deep Track Capital LP

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